03011922

AB 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 27 2003 PROCESSING SECTION WASH. DC

SEC FILE NUMBER
8- 52954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STATETRUST INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE, SUITE 103
(No. and Street)

MIAMI (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY CIMBAL (305) 921-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name – *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE (Address) MIAMI (City) FLORIDA (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/12

OATH OR AFFIRMATION

I, DAVID VURGAIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STATETRUST INVESTMENTS, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

PRESIDENT

Title

Lourdes Ponte
Commission # DD 055907
Expires Sep. 10, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

StateTrust Investments, Inc.

Report Pursuant To Rule 17a-5
Under The Securities
Exchange Act of 1934
December 31, 2002







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying statement of financial condition of StateTrust Investments, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 1, 2003

STATETRUST INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	2,606
COMMISSION RECEIVABLE (NOTE 5)		53,920
SECURITIES OWNED, AT MARKET (NOTE 5)		1,035,980
DUE FROM AFFILIATES (NOTE 2)		484,531
OTHER ASSETS (NOTE 2)		70,839
	$	1,647,876

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	9,920
Payable to broker (Note 5)		428,650
Accounts payable and accrued liabilities		15,018
Total liabilities		453,588
STOCKHOLDERS' EQUITY		1,194,288
	$	1,647,876

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions	$	925,146
Net trading loss	(	297,292)
Interest and dividends		36,621
Other income		71,309
Total revenues		735,784
EXPENSES		
Bank fees		1,358
Clearing costs		91,088
Commissions		231,545
Insurance		1,357
Interest (Note 5)		23,446
Licenses, taxes and registrations		14,279
Management fees (Note 2)		1,150,000
Other		8,954
Professional fees		15,377
Referral fees		121,645
Telephone, communications and quotations		29,445
Total expenses		1,688,494
LOSS BEFORE INCOME TAXES	(	952,710)
INCOME TAX (NOTE 3)		9,000
NET LOSS	$(	961,710)

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock $0.001 par value: 2,000,000 shares authorized, 1,752,727 shares issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - December 31, 2001	$ 1,753	$ 2,173,742	$(19,497)	$ 2,155,998
Net loss	-	-	(961,710)	(961,710)
Balances - December 31, 2002	**$ 1,753**	**$ 2,173,742**	**$(981,207)**	**$ 1,194,288**

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	961,710)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes		9,000
Changes in operating assets and liabilities:		
Commission receivable	(	53,920)
Securities owned, at market	(	174,200)
Other assets	(	65,856)
Securities sold, but not yet purchased, at market		9,920
Payable to broker		428,650
Accounts payable and accrued liabilities		1,318
Income taxes payable	(	188)
Total adjustments		154,724
Net cash used in operating activities	(	806,986)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to affiliates	(	1,053,174)
Repayments from affiliates		604,299
Net cash used in investing activities	(	448,875)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds of stock subscriptions receivable		144,486
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	1,111,375)
CASH AND CASH EQUIVALENTS - BEGINNING		1,113,981
CASH AND CASH EQUIVALENTS - ENDING	$	2,606
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	23,446

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc., (the Company) incorporated under the laws of the state of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 80% of the Company's customers are located in Latin America. To a lesser extent, the Company also trades equity securities for its own account and on a riskless principal basis, fixed income securities.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commissions and clearing costs are reported on a trade date basis. The resulting difference between cost and market is included in the statement of operations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents. The Company, during the course of operations, maintains cash balances in excess of federally insured limits.

Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting base. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are decreased.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an entity (Affiliate) that is related to the Company by virtue of common ownership. The Affiliate receives a management fee in consideration of rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company. For the year ended December 31, 2002 the Company had incurred $1,150,000 in management fees. Additionally, during 2002 the Company made net advances to the Affiliate of $385,561. This amount is included in due from affiliates in the accompanying statement of financial condition.

Common Paymaster Agreement

Pursuant to a common paymaster agreement, the Company reimburses an affiliate that is related by virtue of common ownership for payments of commissions and referral fees paid on its behalf to registered brokers and foreign referral brokers of the Company. For the year ended December 31, 2002, commissions and referral fees reimbursed amounted to $231,545 and $121,645, respectively.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2002, the Company is the exclusive agent for the distribution of shares of the Ashport Mutual Funds (Funds). The Company is related to Funds as it has common management. These Funds operate as diversified open-end management investment companies.

During 2002, the Company executed trades for the Funds, generating commission income and clearing charges for the Company. At December 31, 2002, there was $5,350 due from the Funds, and this amount is included in other assets in the accompanying statement of financial condition.

NOTE 2. RELATED PARTY TRANSACTIONS (Continued)

Insurance Company

During 2002, the Company made net advances of $98,970 to an insurance company that is related to the Company by virtue of common ownership. The advance is unsecured, due on demand and is included in due from affiliates in the accompanying statement of financial condition.

NOTE 3. INCOME TAXES

The deferred tax asset at December 31, 2002 approximates $360,000, and results primarily from net operating loss carryforwards. This asset was offset by a valuation allowance of the same amount. The net operating loss carryforwards of approximately $963,000 expire in the years 2020 to 2022.

The income tax expense of $9,000 for the year ended December 31, 2002, was a result of the change in valuation allowance. This expense differed from the statutory rates due principally to the increase in the deferred tax asset valuation allowance.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-eighth (for the first year and then one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $410,638 which exceeded requirements by $160,638, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.04 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Correspondent Services Corporation whose main office is located in New Jersey. At December 31, 2002, the commission receivable and payable to broker are with this brokerage firm. In addition, the securities owned and the securities sold, but not yet purchased are held by this brokerage firm.

Interest expense related to margin balances at this brokerage firm for the year ended December 31, 2002, amounted to $23,446.

SUPPLEMENTARY INFORMATION

STATETRUST INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2002

CREDITS		
Stockholders' equity	$	1,194,288
DEBITS		
Due from affiliates		484,531
Other assets		70,839
Total debits		555,370
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		638,918
HAIRCUTS ON SECURITY POSITIONS		228,280
NET CAPITAL		410,638
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $15,018		250,000
EXCESS NET CAPITAL	$	160,638
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.04 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	15,018

RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002

Net capital as reported in Company's Part IIA (unaudited) Focus report	$	405,041
Net audit adjustments (primarily arising from expensing of deferred tax asset)	(	3,480)
Decrease (increase) in non-allowable assets		9,077
Net capital per above	$	410,638

See independent auditors' report.

STATETRUST INVESTMENTS, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplementary information of StateTrust Investments, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 1, 2003

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

first union center / ste. 1310
200 east broward blvd.
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com